Exhibit 99.6

SRK Consulting (U.S.), Inc. Suite 600 1125 Seventeenth Street Denver, CO 80202 T: 303.985.1333 F: 303.985.9947 denver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Matthew Hastings, MSc Geology, MAusIMM (CP) do hereby certify that:

1.	I am Senior Consultant Resource Geologist of SRK Consulting (U.S.), Inc., 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2.	This certificate applies to the technical report titled “NI 43-101 Technical Report on Resources, Cusi Mine, Mexico” with an Effective Date of August 31, 2017 (the “Technical Report”).

3.	I graduated with a degree in B.S.-Geology from University of Georgia in 2005. In addition, I have obtained a M.S.-Geology from University of Nevada-Reno in 2007. I am a CP of the MAusIMM and Certified Professional Geology, PGL-1343. I have worked as a Geologist for a total of 10 years since my graduation from university. My relevant experience includes working in exploration and mineral resource definition for precious metals, base metals, iron ore, and rare earth element deposits worldwide.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Cusi Mine property on March 11, 2015 for five days.

6.	I am responsible for Geology and Mineral Resources, Adjacent Properties, and Other Relevant Data and Information; Sections 2-12 14, 23, 24 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is a series of operational reviews and gap analyses that were conducted for Sierra Metals prior to the technical work supporting the technical report.

9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2018.

/s/ Matthew Hastings

Matthew Hastings, MSc Geology, MAusIMM (CP)

U.S. Offices:		Canadian Offices:		Group Offices:
Anchorage	907.677.3520	Saskatoon	306.955.4778	Africa
Clovis	559.452.0182	Sudbury	705.682.3270	Asia
Denver	303.985.1333	Toronto	416.601.1445	Australia
Elko	775.753.4151	Vancouver	604.681.4196	Europe
Fort Collins	970.407.8302	Yellowknife	867.873.8670	North America
Reno	775.828.6800			South America
Tucson	520.544.3688